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                              SOL V. SLOTNIK, P.C.
                         11 EAST 44TH STREET-19TH FLOOR
                            NEW YORK, NEW YORK 10017
                               TEL. (212) 687-1222
                               FAX (212) 986-2399


                                                                 August 31, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-6010
Attn: Karl Hiller, Branch Chief
and Ms. Tracie Towner

            RE:   XXX Acquisition Corp.
                  Form 10-K for Fiscal Year Ended December 1, 2008 Filed April 14, 2009
                  Form 10-Q for Quarter Ended March 31, 2009
                  File No. 0-49648

Dear Mr. Hiller and Ms. Towner

         This letter is a point by point response to your letter of comments dated June 24, 2009 (the "Letter") concerning the Annual Report on Form 10-K (the "2008 Annual Report") of XXX Acquisition Corp. (formerly known as Continan Communications, Inc. and hereinafter the "Company" or "XXX") filed with the Securities and Exchange Commission on April 14, 2009. This letter also addresses certain comments in the Letter directed to the Company's quarterly report on Form 10-Q for the period ended March 31, 2009 (the "2009 Quarterly Report"). The item numbers below correspond to the item numbers in your Letter. For convenience we have reproduced the text of each comment and provided the Company's response immediately below the text. We also have filed Amendment No. 1 (the "10-K Amendment") to the 2008 Annual Report and Amendment No. 1 to the 2009 Quarterly Report (the "10-Q Amendment"), and where relevant we have referred to changed pages or items in each of the Amendments.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

GENERAL

1. When amending your filing to resolve the remaining issues in this letter, please ensure that you include more detailed information in the explanatory note added in the forepart of the filing about the reasons you are filing the amendment than you provided in various amendments previously filed. For example, rather than characterizing your amendment as a response to SEC comments, you should identify the problem with your accounting or your disclosures that you are seeking to resolve.

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United States Securities and Exchange Commission
August 31, 2009
Page 2


         We expect this would include a brief summary of the errors or omissions with reference to the particular sections of the document where further details are provided.

         In addition, if you are correcting amounts in your financial statements, you should include error correction disclosures in a note to your financial statements, with details about the nature of the errors and a reconciliation of the previously reported to restated amounts. We suggest you read the guidance in paragraph 26 of SFAS 154.

         Please also direct your auditors to AU ss.ss. 420.12, 420.16, 561.06 and 530.05 for guidance on explanatory language and dating for the audit opinion.

         REPLY: We have expanded the scope and detail of the explanatory note to describe in greater detail a summary of the errors or omissions and a description of the revisions and amendments made to the 2008 Annual Report and the 2009 Quarterly Report to address these omissions, including references to sections in each report where the changes may be found.

         We forwarded a copy of the Staff comment letter to the Company's auditors. They understand their obligations under the AU sections you referenced therein.

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 15

2. We note that you continue to include disclosure in various areas of your filing indicating that you continue to pursue a viable business plan. On page 17, you state that you are providing discussion of this sort "for disclosure compliance purposes only." We do not believe this to be an appropriate course. Your disclosure should be factual, based on your historical financial statements when financial position or results are being discussed, and consistent with your current situation. Any repetitions of past disclosures covering expectations or views that are no longer valid is inappropriate.

         For example, disclosure stating your belief that "services will provide income," and that you will be "realizing positive cash flow," and that you have a "sustainable business" must be updated to be consistent with the facts. These disclosures appear under the heading of Past Plan of Operations on pages 17, 18 and 19. You have similar language that requires updating on pages 7 and 8.

         We also expect that you will be need to update and arrange disclosure in MD&A to be consistent with the financial reporting that is required for discontinued operations, as discussed in another comment in this letter. Please revise accordingly.

         REPLY: We have substantially revised the description of the Company's MD&A, the business description and related areas to remove references to forward looking information or expectations about the business of Vocalenvision for any period beyond the Company's sale of the assets of Vocalenvision. We believe the revised material conforms to the comment of the Staff.

                 Please note that we have amended Form 10-Q for the quarter ended March 31, 2009 to conform to the changes we made to the Form 10-K concerning the description of the Company's business and the MD&A discussion.

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United States Securities and Exchange Commission
August 31, 2009
Page 3

FINANCIAL STATEMENTS

NOTE 12 - STOCKHOLDER'S EQUITY, PAGE F-12

3. We note that you have omitted the dollar amounts associated with issuances of common shares during 2006 on three lines of your Statement of Stockholder' Equity on page F-4, although such amounts appear to be reflected in the line item for the period totals. Please remedy this inconsistent presentation.

         REPLY: This error has been corrected, but it was caused by a typographical error in the EDGAR process.

NOTE 14 - SALE OF OPERATIONS, PAGE F-20

4. We note that you report a $647,847 gain from discontinued operations in your Statement of Operations on page F-3, related to your sale of assets of Vocalenvision in April 2008. However, you also identify a $728,781 gain from discontinued operations in your Statements of Cash Flows on page F-5.

         And while we see that you have disclosure about this sale of assets to Tourizoom Inc. you also have disclosure indicating that you then sold the shares of Vocalenvison to Blacknight BVBA, you have not disclosed the salient terms of these arrangements or provided details sufficient to understand the reason for the different measures of gain mentioned above.

         We believe you need to report your discontinued operations in accordance with the guidance in paragraph 43 of SFAS 144, for all periods presented, and disclose the information required by paragraph 47 of SFAS 144. Please identify the amount and form of consideration that you received in exchange for the assets and shares in each of these transactions, including your method of valuation and calculation of gain or loss.

         Since you disclose that you sold the assets of Vocalenvision in exchange for shares of your company, also disclose why you are not reporting the receipt of any shares in your Statements of Stockholders' Equity on page F-8 during 2008.

         Finally, explain how the Gain from Discontinued Operations in the amount of $728,718 in your Statement of Cash Flows reconciles to the Gain from Discontinued Operations in your Statement of Operations of $637,847.

         REPLY: We believe we described in sufficient detail the transaction between the Company and Tourizoom, Inc. concerning the sale of the assets of Vocalenvision. We have added additional disclosure about the terms of the sale of the Company's stock from Blacklight BVHA to the Company.

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United States Securities and Exchange Commission
August 31, 2009
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         We have corrected the presentations in the Statement of Cash Flows and the Statement of Operations so that the same number, $728,718, is shown in both places.

         We have not amended the Statements of Stockholders' Equity on page F-8 to reflect the receipt of a portion of the shares of the Company's common stock in 2008. However, we have continued to show that a portion of the shares remains due as a receivable to the Company.

         We have reported the Gain from Discontinued Operations in accordance with paragraph 43 of SFAS 144 and paragraph 47 of SFAS 144.

CONTROLS AND PROCEDURES, PAGE 23

5. We note your disclosure stating, "There were no changes in the Company's disclosure controls and procedures, or in factors that could significantly affect those controls and procedures, since its last fiscal quarter."

         The guidance in Item 308T(b) of Regulation S-K requires that you disclose any change in your internal control over financial reporting (rather than disclosure controls and procedures) that occurred during your last fiscal quarter( rather than subsequent to your last fiscal quarter) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please provide the required disclosures.

         REPLY: We have amended the required disclosure to conform to the requirements of Item 308T(b).

6. We see that you have disclosure in the second paragraph under this heading stating that you have not established any internal control over financial reporting. However, this is not consistent with Disclosure in the third paragraph on page 24, indicating that you have such controls, explaining how these have been designed. Please resolve this inconsistency. If you have not established internal controls over financial reporting, your disclosure about whether or not such controls are effective, also concerning changes in these controls would need to clarify this point.

         REPLY: We have revised the disclosure to conform the two referenced paragraphs to each other to resolve the inconsistency. We have also indicated what changes would be required and the reasons the Company cannot implement the changes at this time.

7. Please expand your disclosure to include a statement as to whether or not your internal control over financial reporting is effective to comply with Item 308T(a)(3) of Regulation S-K. Given that you identify a material weakness in your internal control over financial reporting, we would expect your conclusion on the evaluation of internal control over financial reporting to be not effective as of the end of the period covered by your report.

         REPLY: We have revised our disclosure to conclude that our internal control over financial reporting is not effective for the period covered by the report.

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United States Securities and Exchange Commission
August 31, 2009
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FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2009

CONTROLS AND PROCEDURES, PAGE 29

8. The disclosures you provide under this heading do not satisfy your reporting obligations under Item 307 and 308T of Regulation S-K. Please address the following points.

         o Management must conclude on the effectiveness of disclosure controls and procedures without qualification, i.e. either effective or not effective.

         o Management must provide disclosure about changes in internal control over financial reporting during the last fiscal quarter.

         o Management must clarify and explain disclosure indicating non-compliance with its responsibility for establishing internal control over financial reporting.

                 REPLY: We have revised our conclusion to indicate without qualification that the Company's controls are ineffective. We have revised the disclosure concerning internal controls over financial reporting to reflect the situation for the last fiscal quarter. Finally, we have added disclosure clarifying the reasons for management's inability to establish procedures for internal control over financial reporting that comply with the requirements.

CONCLUSION

         If you have additional comments or questions about the letter or the accompanying filings amending the Form 10-K or the Form 10-Q please call or write the undersigned.

         Thank you.

                                                     Sincerely yours,


                                                     /s/ Sol V. Slotnik
                                                     -----------------------
                                                     Sol V. Slotnik